Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 5, 2017

Registration Statement No. 333-208627

BOARDWALK PIPELINES, LP

PRICING TERM SHEET

$500,000,000 4.450% Senior Notes due 2027

Issuer:	Boardwalk Pipelines, LP

Fully and unconditionally guaranteed by:	Boardwalk Pipeline Partners, LP

Ratings* (Moody’s / S&P / Fitch):	Baa3 /BBB- /BBB-

Note type:	Senior Unsecured Notes

Pricing date:	January 5, 2017

Settlement date**:	January 12, 2017 (T+5)

Maturity date:	July 15, 2027

Principal amount:	$500,000,000

Benchmark:	U.S. Treasury 2.000% due November 15, 2026

Benchmark yield:	2.366%

Re-offer spread:	+ 212.5 bps

Re-offer yield to maturity:	4.491%

Coupon:	4.450%

Public offering price:	99.659%

Net proceeds:	Approximately $494,120,000, after deducting the underwriting discount and estimated offering expenses.

Optional redemption:	Prior to April 15, 2027 at a price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed that would have been due if such notes matured on April 15, 2027 (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points; plus, accrued and unpaid interest, if any, to the date of redemption. On or after April 15, 2027 we will pay an amount equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, on the notes redeemed to the redemption date.

Interest payment dates:	January 15 and July 15, beginning July 15, 2017

CUSIP / ISIN:	096630AF5 / US096630AF58

Joint book-running managers:

Barclays Capital Inc.

Mizuho Securities USA Inc.

MUFG Securities Americas Inc.

Wells Fargo Securities, LLC

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

RBC Capital Markets, LLC

Co-managers:

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Regions Securities LLC

Santander Investment Securities Inc.

U.S. Bancorp Investments, Inc.

BB&T Capital Markets, a division of BB&T Securities, LLC

Goldman, Sachs & Co.

Morgan Stanley & Co. LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

** We expect delivery of the notes will be made against payment therefor on or about January 12, 2017, which is the fifth business day following the date of pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers

************************

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 888 603 5847, Mizuho Securities USA Inc. at 866 271 7403, MUFG Securities Americas Inc. at 877 649 6848 or Wells Fargo Securities, LLC at 800 645 3751.